Filed Pursuant to Rule 424(B)(2)
Registration Statement No. 333-130074

Amendment No. 1 to Prospectus Supplement No. 651 to the Prospectus dated December 5, 2006 and the Prospectus Supplement dated December 5, 2006 — No. 651

The Goldman Sachs Group, Inc. Medium-Term Notes, Series B $20,778,000* Enhanced Participation Notes due 2009 (Linked to the MSCI® EAFE Index)

        *This prospectus supplement relates to a total of $20,778,000 principal amount of the notes, which we will call the “offered notes.” Of this total, $2,198,000 principal amount of notes, which we call the “additional notes,” are offered on the date of this prospectus supplement. The remaining $18,580,000 principal amount of the offered notes, which we call the “original notes,” were offered and sold on August 10, 2007, as described in the prospectus supplement no. 651, dated August 10, 2007.

        The offered notes will not pay interest. The amount that the offered notes will pay on the stated maturity date (August 24, 2009) will be based on the performance of the MSCI® EAFE Index (which we refer to as the “index”) as measured over the life of the offered notes, beginning on the trade date for the original notes through and including the determination date (August 10, 2009).

        To determine your payment at maturity, we will first calculate the percentage increase or decrease in the final index level (measured on the determination date) from the initial index level of 2,141.00, which we refer to as the index return. The index return may reflect a positive (based on any increase in the index level over the term of the offered notes) or a negative (based on any decrease in the index level over the term of the offered notes) return. On the stated maturity date, for each $1,000 face amount of your notes:

•	If the index return is positive, you will receive the $1,000 face amount plus an additional amount equal to 1.29% of the face amount for every 1% of positive index return
•	If the index return is zero, you will receive the $1,000 face amount
•	If the index return is negative, you will lose 1% of the $1,000 face amount for every 1% of negative index return

        The offered notes are not principal protected. The offered notes provide 129% leveraged upside participation in any positive index return, which we refer to as the participation rate. However, if, at maturity, the index level has declined, you will lose 1% of the $1,000 face amount for every 1% of negative index return.

        The offered notes are not principal protected and you could lose all or a substantial portion of your investment in the offered notes if the index level declines, producing a negative index return. The return on your notes, if any, with respect to the index will reflect only the percentage change in the level of the index as measured on the determination date, and will not be adjusted for any change in the value of the U.S. dollar versus any foreign currency. In addition, the offered notes will not pay interest and no other payments will be made on the offered notes prior to the stated maturity date.

        Assuming no changes in market conditions or any other relevant factors, the value of your notes on the trade dates (as determined by reference to pricing models used by Goldman, Sachs & Co.) is significantly less than the original issue price. The value or quoted price of your notes at any time, however, will reflect many factors and cannot be predicted. If Goldman, Sachs & Co. makes a market in the offered notes, the price quoted by Goldman, Sachs & Co. would reflect any changes in market conditions and other relevant factors, and the quoted price (and the value of your notes that Goldman, Sachs & Co. will use for account statements or otherwise) could be higher or lower than the original issue price, and may be higher or lower than the value of your notes as determined by reference to pricing models used by Goldman, Sachs & Co.

        Investors can lose 100% of the principal invested. The offered notes are not principal protected.

        Your investment in the offered notes involves certain risks. In particular, assuming no changes in market conditions or other relevant factors, the value of your notes on the date of this prospectus supplement (as determined by reference to pricing models used by Goldman, Sachs & Co.) is significantly less than the original issue price. You should read “Additional Risk Factors Specific to Your Notes” on page S-8 so that you may better understand those risks.

Original issue date (settlement date): August 24, 2007

Original Issue prices: for the original notes, 100% of the face amount; for the additional notes, 97.28% of the face amount

Underwriting discounts: for the original notes, 0.175% of the face amount; for the additional notes 0.175 % of the face amount

Net proceeds to the issuer: for the original notes, 99.825% of the face amount, for the additional notes, 97.105% of the face amount

        The issue prices, underwriting discounts and net proceeds listed above relate to the offered notes we sold on August 10, 2007 for the original notes and August 21, 2007 for the additional notes. We may decide to sell additional offered notes after the date of this prospectus supplement but prior to the settlement date, at an issue price, underwriting discount and net proceeds that differ from the amounts set forth above.

        Neither the Securities and Exchange Commission nor any other regulatory body has approved or disapproved of these securities or passed upon the accuracy or adequacy of this prospectus supplement. Any representation to the contrary is a criminal offense.

        Goldman Sachs may use this prospectus supplement in the initial sale of the offered notes. In addition, Goldman, Sachs & Co., or any other affiliate of Goldman Sachs may use this prospectus supplement in a market-making transaction in a note after its initial sale. Unless Goldman Sachs or its agent informs the purchaser otherwise in the confirmation of sale, this prospectus supplement is being used in a market-making transaction.

        MSCI® is a registered trademark of Morgan Stanley Capital International Inc. The offered notes are not sponsored, endorsed, sold or promoted by Morgan Stanley Capital International Inc., and Morgan Stanley Capital International Inc. makes no representation regarding the advisability of investing in the offered notes.

Goldman, Sachs & Co.

Prospectus Supplement dated August 21, 2007.

SUMMARY INFORMATION

We refer to the notes we are offering by this prospectus supplement as the “offered notes” or the “notes”. Each of the offered notes, including your notes, has the terms described below and under “Specific Terms of Your Notes” on page S-14. Please note that in this prospectus supplement, references to “The Goldman Sachs Group, Inc.”, “we”, “our” and “us” mean only The Goldman Sachs Group, Inc. and do not include its consolidated subsidiaries. Also, references to the “accompanying prospectus” mean the accompanying prospectus, dated December 5, 2006, as supplemented by the accompanying prospectus supplement, dated December 5, 2006, of The Goldman Sachs Group, Inc.

Key Terms

Issuer: The Goldman Sachs Group, Inc.

Index: MSCI® EAFE Index, as published by Morgan Stanley Capital International, Inc. See “The Index” on page S-21

Specified currency: U.S. dollars (“$”). Although the stocks comprising the MSCI® EAFE Index are traded in currencies other than U.S. dollars, all amounts payable on your notes will be in U.S. dollars

Face amount: each offered note will have a face amount equal to $1,000 and integral multiples thereof; $20,778,000 in the aggregate for all the offered notes. The aggregate face amount of the offered notes may be increased if the issuer, at its sole option, decides to sell an additional amount of the offered notes on a date subsequent to the date of this prospectus supplement

Payment amount: on the stated maturity date, we will pay the holder of each $1,000 face amount of offered notes outstanding an amount, if any, in cash equal to:

•	if the final index level is greater than or equal to the initial index level, an amount equal to the sum of (1) the $1,000 face amount of your notes plus the product of (2) the $1,000 face amount multiplied by the participation rate multiplied by the index return;
•	if the final index level is less than the initial index level, an amount equal to (1) the $1,000 face amount of your notes multiplied by (2) the sum of (i) 100% plus (ii) the index return

Trade dates: August 10, 2007 for the original notes; August 21, 2007 for the additional notes

Settlement Date: August 24, 2007

Initial index level: 2,141.00

Final index level: the closing level of the index on the determination date, except in the limited circumstances described under “Specific Terms of Your Notes — Consequences of a Market Disruption Event” on page S-15 and subject to adjustment as provided under “Specific Terms of Your Notes—Discontinuance or Modification of the Index” on page S-16

Closing level of the index: the official closing level of the index or any successor index published by the index sponsor at the regular weekday close of trading on the applicable trading day on the primary securities exchange for the stocks underlying the index

Index return: the result of (i) the final index level minus the initial index level divided by (ii) the initial index level, expressed as a percentage

Participation rate: 129%

Stated maturity date: August 24, 2009

Determination date: August 10, 2009, subject to postponement due to market disruption events or non-trading days, as described under “Specific Terms of Your Notes— Payment of Principal on Stated Maturity Date— Determination Date” on page S-15

No interest: the offered notes do not bear interest

No listing: the offered notes will not be listed on any securities exchange or interdealer market quotation system

CUSIP No.: 38144P697

ISIN No.: US38144P6979

Calculation agent: Goldman, Sachs & Co.

Business day: as described on page S-17

Trading day: as described on page S-17

Q&A

How Do The Offered Notes Work?

        The offered notes offered by this prospectus supplement will have a stated maturity date of August 24, 2009. The amount that you will be paid on your notes on the stated maturity date is determined based on the performance of the MSCI® EAFE Index during the period from the trade date for the original notes to the determination date. If the final index level is greater than or equal to the initial index level (the index return is positive or zero), you will be paid for each of your notes an amount equal to the $1,000 face amount plus an additional amount equal to 1.29% of the face amount for every 1% of positive index return. If the final index level is less than the initial index level return (the index return is negative), you will be paid for each of your notes an amount equal to the $1,000 face amount less 1% of the face amount for every 1% of negative return. Therefore, to the extent that the MSCI® EAFE Index declines below the initial index level, you may lose all or a significant amount of your initial investment. See “Additional Risk Factors Specific to Your Notes” on page S-8.

Who Should Or Should Not Consider An Investment In The Offered Notes?

        We have designed the offered notes for investors who want to participate in the potential increase in the MSCI®EAFE Index while risking their entire investment in the event of a decline in the index. Because the entire principal amount of your notes will be fully exposed to any potential depreciation of the MSCI® EAFE Index level over the life of the offered notes, you should only consider purchasing the offered notes if you are willing to accept the risk of losing the entire principal amount of your notes.

        If the amount payable on your notes on the stated maturity date is the $1,000 face amount of your notes or even if the amount payable exceeds the face amount of your notes, the overall return you earn on your notes may be less than you would have earned by investing in a non-indexed debt security that bears interest at a prevailing market rate. The offered notes may therefore not be a suitable investment for you if you prefer the lower risk of fixed income investments with comparable maturities issued by companies with comparable credit ratings.

        As discussed in the accompanying prospectus, the offered notes are indexed debt securities and are part of a series of debt securities entitled “Medium-Term Notes, Series B” issued by The Goldman Sachs Group, Inc. The offered notes will rank equally with all other unsecured and unsubordinated debt of The Goldman Sachs Group, Inc. For more details, see “Specific Terms of Your Notes” on page S-14.

What Will I Receive If I Sell The Offered Notes Prior To The Stated Maturity?

        If you sell your notes prior to the stated maturity date, you will receive the market price for your notes. The market price for your notes may be influenced by many factors, such as the level of the index, interest rates and the volatility of the index. Depending on the impact of these factors, you may receive significantly less than the face amount of your notes in any sale of your notes before the stated maturity date. In addition, assuming no changes in market conditions or any other relevant factors, the value of your notes on the date of this prospectus supplement (as determined by reference to pricing models used by Goldman, Sachs & Co.) is significantly less than the original issue price. For more information on the market value of your notes in the secondary market, see “Additional Risk Factors Specific to Your Notes — Assuming No Changes in Market Conditions Or Any Other Relevant Factors, the Value of Your Notes on the Date of this Prospectus Supplement (As Determined By Reference to Pricing Models Used by Goldman, Sachs & Co.) is Significantly Less Than the Original Issue Price” on page S-8 and “— The Market Value of Your Notes May Be Influenced by Many Factors” on page S-9.

Who Publishes The Index And What Does It Measure?

        The MSCI® EAFE Index is a capitalization weighted index that monitors the performance of stocks for the developed equity markets. The MSCI® EAFE Index is comprised of 21 country indices representing the equity markets in Europe, Australasia, and the Far

East. Additional information about the index is available on the following website: http://www.mscibarra.com/products/indices/intl.jsp.

        Please see “The Index” on page S-21 for a description of the index. We are not incorporating by reference the website or nay material it includes into this prospectus supplement.

What About Taxes?

        The U.S. federal income tax consequences of an investment in your notes are uncertain, both as to the timing and character of any inclusion in income in respect of your notes. Some of these tax consequences are summarized below, but we urge you to read the more detailed discussion in “Supplemental Discussion of Federal Income Tax Consequences” on page S-27.

        Pursuant to the terms of the offered notes, The Goldman Sachs Group, Inc. and you agree (in the absence of an administrative or judicial ruling to the contrary) to characterize your notes for all purposes as a pre-paid forward contract with respect to the index. If your notes are so treated, you will generally recognize capital gain or loss upon the sale or maturity of your notes in an amount equal to the difference between the amount you receive upon the sale of your notes or on the stated maturity date and the amount you paid for your notes. Such gain or loss generally would be long-term capital gain or loss if you held your notes for more than one year.

HYPOTHETICAL EXAMPLES

        The following table and chart are provided for purposes of illustration only. They should not be taken as an indication or prediction of future investment results and are intended merely to illustrate the impact that the various hypothetical index levels on the determination date could have on the payment amount at maturity assuming all other variables remain constant.

        The examples below are based on a range of index levels that are entirely hypothetical; no one can predict what the final index level will be on the determination date. The index has been highly volatile — meaning that the index level has changed substantially in relatively short periods — in the past and its performance cannot be predicted for any future period.

        The information in the following table reflects hypothetical rates of return on the offered notes assuming that they are purchased on the original issue date and held to the stated maturity date. If you sell your notes prior to the stated maturity date, your return will depend upon the market value of your notes at the time of sale, which may be affected by a number of factors that are not reflected in the table below such as interest rates and the volatility of the index. For more information on the market value of your notes in the secondary market, see “Additional Risk Factors Specific to Your Notes — The Market Value of Your Notes May Be Influenced by Many Factors” below. The table and chart below also assume that there is no change in or affecting the composition of the index stocks or the method by which the index sponsor calculates the index levels, that there is no change in the relative weighting of any index stock in the particular index, and that no market disruption event occurs.

        Any rate of return you may earn on an investment in the offered notes may be lower than that which you could earn on a comparable investment in the index stocks. Among other things, the return on the offered notes will not reflect any dividends that may be paid on the index stocks.

        Also, the hypothetical examples shown below do not take into account the effects of applicable taxes. Because of the U.S. tax treatment applicable to your notes, tax liabilities could affect the after-tax rate of return on your notes to a comparatively greater extent than the after-tax return on the index stocks.

        For these reasons, the actual performance of the index over the life of the offered notes, as well as the amount payable at maturity, may bear little relation to the hypothetical examples shown below or to the historical levels of the index shown elsewhere in this prospectus supplement. For information about the level of the index during recent periods, see “The Index— Historical Closing Levels of the Index” on page S-26. Before investing in the offered notes, you should consult publicly available information to determine the levels of the index between the date of this prospectus supplement and your purchase of the offered notes.

        The levels in the left column of the following table represent hypothetical closing levels of the index on the determination date and are expressed as percentages of the initial index level, which is 2,141.00. The amounts in the right column represent the hypothetical payment amounts, based on the corresponding hypothetical final index levels and are expressed as percentages of the outstanding face amount of your notes. Thus, a hypothetical payment amount of 100% means that the value of the cash payment that we would pay for the outstanding face amount of your notes on the stated maturity date would equal 100% of the outstanding face amount of a note, based on the corresponding hypothetical final index level and the assumptions noted below. The table is based on a participation rate of 129%.

Hypothetical Final Index Level (as % of Initial Index level)	Payment Amount (as % of Face Amount)

250.00%	293.50%
225.00%	261.25%
200.00%	229.00%
175.00%	196.75%
150.00%	164.50%
130.00%	138.70%
120.00%	125.80%
110.00%	112.90%
100.00%	100.00%
95.00%	95.00%
90.00%	90.00%
85.00%	85.00%
75.00%	75.00%
70.00%	70.00%
50.00%	50.00%
25.00%	25.00%
0.00%	0.00%

        If, for example, the final index level were determined to be 25% of the initial index level, the payment amount that we would deliver on your notes at maturity would be 25% of the face amount of your notes, as shown in the table above. As a result, if you purchased your notes on the original issue date and held it to the stated maturity date, you would lose 75% of your investment.

        The following chart also shows a graphical illustration of the hypothetical payment amounts (expressed as a percentage of the face amount of your notes) that we would deliver to the holder of the offered notes on the stated maturity date, if the final index level (expressed as a percentage of the initial index level) were any of the hypothetical levels shown on the horizontal axis and based on a participation rate of 129%. The chart shows that any hypothetical final index level of less than 100% of the initial index level would result in a hypothetical payment amount of less than 100% of the face amount of your notes (the section below the 100% marker on the vertical axis) and, accordingly, in a loss of principal to the holder of the offered notes.

We cannot predict the actual final index level on the determination date or the market value of your notes, nor can we predict the relationship between the index level and the market value of your notes at any time prior to the stated maturity date. The actual amount that a holder of the offered notes will receive at stated maturity and the rate of return on the offered notes will depend on the actual final index level determined by the calculation agent as described above. Moreover, the assumptions on which the hypothetical returns are based may turn out to be inaccurate. Consequently, the amount, if any, of cash to be paid in respect of your notes on the stated maturity date may be very different from the information reflected in the table and chart above.

ADDITIONAL RISK FACTORS SPECIFIC TO YOUR NOTES

An investment in your notes is subject to the risks described below, as well as the risks described under “Considerations Relating to Indexed Securities” in the accompanying prospectus dated December 5, 2006. Your notes are a riskier investment than ordinary debt securities. Also, your notes are not equivalent to investing directly in the index stocks, i.e., the stocks comprising the index to which your notes are linked. You should carefully consider whether the offered notes are suited to your particular circumstances.

The Principal of Your Notes Is Not Protected

        The principal of your notes is not protected. Our cash payment on the offered notes on the stated maturity date will be based on the performance of the index during the period beginning on the trade date for the original notes through the determination date. Thus, you will lose your entire investment in the offered notes if the final index level is less than the initial index level, i.e., if the index return in negative, as determined by the calculation agent.

        Also, the market price of your notes prior to the stated maturity date may be significantly lower than the purchase price you pay for your notes. Consequently, if you sell your notes before the stated maturity date, you may receive far less than the amount of your investment in the offered notes.

The Payment Amount on Your Notes is Not Linked to the Index Level at any Time Other Than the Determination Date

        The final index level will be based on the closing level of the index on the determination date (subject to adjustments as described under “Specific Terms of Your Notes— Payment of Principal on Stated Maturity Date— Determination Date” below). Therefore, if the closing level of the index dropped precipitously on the determination date, the payment amount for your notes may be significantly less than it would have been had the payment amount been linked to the closing level of the index prior to such drop in the index level. Although the actual index level at the stated maturity date or at other times during the life of your notes may be higher than the final index level, you will not benefit from the closing level of the index at any time other than on the determination date.

Assuming No Changes In Market Conditions Or Any Other Relevant Factors, The Market Value Of Your Notes On The Date Of This Prospectus Supplement (As Determined By Reference To Pricing Models Used By Goldman, Sachs & Co.) Is Significantly Less Than The Original Issue Price

        The value or quoted price of your notes at any time, however, will reflect many factors and cannot be predicted. If Goldman, Sachs & Co. makes a market in the offered notes, the price quoted by Goldman, Sachs & Co. would reflect any changes in market conditions and other relevant factors, and the quoted price could be higher or lower than the original issue price, and may be higher or lower than the value of your notes as determined by reference to pricing models used by Goldman, Sachs & Co.

        If at any time a third party dealer quotes a price to purchase your notes or otherwise values your notes, that price may be significantly different (higher or lower) than any price quoted by Goldman, Sachs & Co. You should read “—The Market Value Of Your Notes May Be Influenced By Many Factors” on page S-9.

        Furthermore, if you sell your notes, you will likely be charged a commission for secondary market transactions, or the price will likely reflect a dealer discount.

        There is no assurance that Goldman, Sachs & Co. or any other party will be willing to purchase your notes; and, in this regard, Goldman, Sachs & Co. is not obligated to make a market in the offered notes. See “— Your Notes May Not Have An Active Trading Market” below.

Your Notes Do Not Bear Interest

        You will not receive any interest payments on your notes. Even if the amount payable on your notes on the stated maturity date exceeds the face amount of your notes, the overall return you will earn on your notes may be less than you would have earned by investing in a non-indexed debt security of comparable

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maturity that bears interest at a prevailing market rate.

We May Sell An Additional Aggregate Face Amount of the Offered Notes at a Different Issue Price

        At our sole option, we may decide to sell an additional aggregate face amount of the offered notes subsequent to the date of this prospectus supplement but prior to the settlement date. The issue price of the offered notes in the subsequent sale may differ substantially (higher or lower) from the issue price you paid as provided on the cover of this prospectus supplement.

The Return On Your Notes Will Not Reflect Any Dividends Paid On The Index Stocks

        The index sponsor calculates the level of the index by reference to levels of the component country indices comprising the index and the prices of the index stocks underlying those country indices, without taking account of the value of dividends paid on those stocks. As a result, the return on your notes will not reflect the return you would realize if you actually owned the stocks included in the component country indices comprising the index and received the dividends paid on those stocks. You will not receive any dividends that may be paid on any of the index stocks by the index stock issuers. See “— You Have No Shareholder Rights or Rights to Receive any Stock” below for additional information.

The Return On Your Notes Will Depend On Changes In The Index Level And Will Not Be Adjusted For Changes In U.S. Dollar Foreign Currency Exchange Rates

        Although the index stocks are traded in currencies other than U.S. dollars and your notes are denominated in U.S. dollars, the amount payable on your notes at maturity will not be adjusted for changes in the U.S. dollar foreign currency exchange rates. The payment amount, if any, on the stated maturity date will be based solely upon the overall change in the index level during the life of your notes up to the determination date. Changes in foreign currency exchange rates, however, may reflect changes in the European, Australian and Far East economies that, in turn, may affect the final index level.

The Market Value Of Your Notes May Be Influenced By Many Factors

        The following factors, many of which are beyond our control, will influence the value of your notes and therefore the amount payable on your notes, if any, on the stated maturity date:

•	the index level and the participation rate;
•	the volatility— i.e., the frequency and magnitude of changes—of the index level;
•	the time remaining until your notes mature;
•	the dividend rates of the stocks underlying the index;
•	economic, financial, regulatory, political, military and other events that affect stock markets generally and the stocks underlying the index, and which may affect the index level;
•	interest and yield rates in the market; and
•	our creditworthiness.

        These factors will influence the market value of your notes if you sell your notes before maturity. If you sell your notes prior to maturity, you may receive less than the face amount of your notes. You cannot predict the future performance of the index based on its historical performance.

An Investment In The Offered Notes Is Subject To Risks Associated With Foreign Securities Markets

        You should be aware that investments in securities linked to the value of foreign equity securities involve particular risks. The foreign securities markets whose stocks comprise the underlying index may have less liquidity and may be more volatile than U.S. or other securities markets and market developments may affect foreign markets differently from U.S. or other securities markets. Direct or indirect government intervention to stabilize the foreign securities markets, as well as cross-shareholdings in foreign companies, may affect trading prices and volumes in those markets. Also, there is generally less publicly available

S-9

information about foreign companies than about those U.S. companies that are subject to the reporting requirements of the U.S. Securities and Exchange Commission, and foreign companies are subject to accounting, auditing and financial reporting standards and requirements that differ from those applicable to U.S. reporting companies.

        Securities prices in foreign countries are subject to political, economic, financial and social factors that apply in those geographical regions. These factors, which could negatively affect those securities markets, include the possibility of recent or future changes in a foreign government’s economic and fiscal policies, the possible imposition of, or changes in, currency exchange laws or other laws or restrictions applicable to foreign companies or investments in foreign equity securities and the possibility of fluctuations in the rate of exchange between currencies, the possibility of outbreaks of hostility and political instability and the possibility of natural disaster or adverse public health development in the region. Moreover, foreign economies may differ favorably or unfavorably from the U.S. economy in important respects such as growth of gross national product, rate of inflation, capital reinvestment, resources and self-sufficiency.

If the Level of the Index Changes, the Market Value of Your Notes May Not Change in the Same Manner

        Your notes may trade quite differently from the performance of the index. Changes in the level of the index may not result in a comparable change in the market value of your notes. Even if the level of the index increases above the initial index level during the life of the offered notes, the market value of your notes may not increase by the same amount. We discuss some of the reasons for this disparity under “— The Market Value of Your Notes May Be Influenced by Many Factors” above.

Trading and Other Transactions by Goldman Sachs in Instruments Linked to the Index, the Component Country Indices or the Index Stocks May Impair the Market Value of Your Notes

        As we describe under “Use of Proceeds and Hedging” below, we, through Goldman, Sachs & Co. or one or more of our other affiliates, expect to hedge our obligations under the offered notes by purchasing futures and other instruments linked to the index, the component country indices or the stocks underlying those component country indices, which we refer to as index stocks. We also expect to adjust the hedge by, among other things, purchasing or selling any of the foregoing, and perhaps other instruments linked to the index, the component country indices or the index stocks, at any time and from time to time, and to unwind the hedge by selling any of the foregoing, on or before the determination date for your notes. We may also enter into, adjust and unwind hedging transactions relating to other index-linked notes whose returns are linked to changes in the level of the index or one or more of the component country indices or the index stocks. Any of these hedging activities may adversely affect the index level — directly or indirectly by affecting the price of the index stocks or the levels of the component country indices — and therefore the market value of your notes and the amount we will pay on your notes, if any, at maturity. It is possible that we, through our affiliates, could receive substantial returns with respect to our hedging activities while the value of your notes may decline. See “Use of Proceeds and Hedging” below for a further discussion of transactions in which we or one or more of our affiliates may engage.

        Goldman, Sachs & Co. and our other affiliates may also engage in trading in one or more of the index stocks or the component country indices or instruments whose returns are linked to the index, the component country indices or index stocks for their proprietary accounts, for other accounts under their management or to facilitate transactions, including block transactions, on behalf of customers. Any of these activities of Goldman, Sachs & Co. or our other affiliates could adversely affect the index level — directly or indirectly by affecting the price of the index stocks or the levels of the component country indices — and, therefore, the market value of your notes and the amount we will pay on your notes, if any, at maturity. We may also issue, and Goldman, Sachs & Co. and our other affiliates may also issue or underwrite, other securities or financial or derivative instruments with returns linked to changes in the level of the index or one or more of the component country indices or the index stocks. By introducing competing products into the marketplace in this manner, we or our affiliates could adversely

S-10

affect the market value of your notes and the amount we will pay on your notes, if any, at maturity.

You Have No Shareholder Rights or Rights to Receive any Stock

        Investing in your notes will not make you a holder of any of the index stocks. Neither you nor any other holder or owner of your notes will have any voting rights, any right to receive dividends or other distributions or any other rights with respect to the index stocks. Your notes will be paid in cash, and you will have no right to receive delivery of any index stocks.

Our Business Activities May Create Conflicts of Interest Between Your Interest in Your Notes and Us

        As we have noted above, Goldman, Sachs & Co. and our other affiliates expect to engage in trading activities related to the index, the component country indices and the index stocks that are not for your account or on your behalf. These trading activities may present a conflict between your interest in your notes and the interests Goldman, Sachs &Co. and our other affiliates will have in their proprietary accounts, in facilitating transactions, including block trades, for their customers and in accounts under their management. These trading activities, if they influence the level of the index, could be adverse to your interests as a beneficial owner of your notes.

        Goldman, Sachs & Co. and our other affiliates may, at present or in the future, engage in business with the issuers of the index stocks, including making loans to or equity investments in those companies or providing advisory services to those companies. These services could include merger and acquisition advisory services. These activities may present a conflict between the obligations of Goldman, Sachs & Co. or another affiliate of Goldman Sachs and your interests as a beneficial owner of an offered note. Moreover, one or more of our affiliates may have published and in the future expect to publish research reports with respect to the index, one or more of the component country indices and some or all of the issuers of the index stocks. Any of these activities by any of our affiliates may affect the level of the index and, therefore, the market value of your notes and the amount we will pay on your notes at maturity.

As Calculation Agent, Goldman, Sachs & Co. Will Have the Authority to Make Determinations that Could Affect the Value of Your Notes and the Amount You Receive at Maturity

        As calculation agent for your notes, Goldman, Sachs & Co. will have discretion in making various determinations that affect your notes, including determining the final index level on the determination date, which we will use to determine the amount, if any, we must pay on the stated maturity date, and determining whether to postpone the determination date because of a market disruption event or a non-trading day. The calculation agent also has discretion in making certain adjustments relating to a discontinuation or modification of the index. See “Specific Terms of Your Notes” below. The exercise of this discretion by Goldman, Sachs & Co. could adversely affect the value of your notes and may present Goldman, Sachs & Co. with a conflict of interest of the kind described under “— Our Business Activities May Create Conflicts of Interest Between Your Interests in Your Notes and Us” above. We may change the calculation agent at any time without notice and Goldman, Sachs & Co. may resign as calculation agent at any time upon 60 days’ written notice to Goldman Sachs.

The Policies of the Index Sponsor and Changes That Affect the Index, the Component Country Indices or the Index Stocks Could Affect the Amount Payable on Your Notes and Their Market Value

        The policies of the index sponsor concerning the calculation of the index level, additions, deletions or substitutions of component country indices and additions, deletions or substitutions of index stock and the manner in which changes affecting the index stocks or their issuers, such as stock dividends, reorganizations or mergers, are reflected in the index level could affect the level of the index, and, therefore, the amount payable on your notes, if any, on the stated maturity date and the market value of your notes before that date. The amount payable on your notes and their market value could also be affected if the index sponsor changes these policies, for example, by changing the manner in which it calculates the index level, or if the index sponsor discontinues or suspends calculation or publication of the index level, in which case it may become difficult to determine the market value of your notes. If

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events such as these occur, or if the final index level is not available on the determination date because of a market disruption event, a non-trading day or for any other reason, the calculation agent — which initially will be Goldman, Sachs & Co., our affiliate — may determine the final index level on the determination date — and thus the amount payable on the stated maturity date — in a manner it considers appropriate, in its sole discretion. We describe the discretion that the calculation agent will have in determining the final index level on the determination date and the amount payable on your notes more fully under “Specific Terms of Your Notes — Discontinuance or Modification of the Index” and “Specific Terms of Your Notes — Role of Calculation Agent” below.

There Is No Affiliation Between The Index Stock Issuers Or The Index Sponsor And Us, And We Are Not Responsible For Any Disclosure By The Index Stock Issuers or the Index Sponsors

        Goldman Sachs is not affiliated with the issuers of the index stocks or the index sponsor. As we have told you above, however, we or our affiliates may currently or from time to time in the future engage in business with the index stock issuers. Nevertheless, neither we nor any of our affiliates assumes any responsibility for the accuracy or the completeness of any information about the index, the component country indices and the index stock issuers. You, as an investor in your notes, should make your own investigation into the index, the component country indices and the index stock issuers. See “The Index” below for additional information about the index.

        Neither the index sponsor nor the index stock issuers are involved in this offering of your notes in any way and none of them have any obligation of any sort with respect to your notes. Thus, neither the index sponsor nor the index stock issuers have any obligation to take your interests into consideration for any reason, including in taking any corporate actions that might affect the value of your notes.

Your Notes May Not Have an Active Trading Market

        Your notes will not be listed or displayed on any securities exchange or included in any interdealer market quotation system, and there may be little or no secondary market for your notes. Even if a secondary market for your notes develops, it may not provide significant liquidity and we expect that transaction costs in any secondary market would be high. As a result, the difference between bid and asked prices for your notes in any secondary market could be substantial.

The Calculation Agent Can Postpone the Determination Date If a Market Disruption Event Or a Non-trading Day Occurs

        If the calculation agent determines that, on the determination date, a market disruption event has occurred or is continuing or if such date is not a trading day, the determination date will be postponed until the first following trading day on which no market disruption event occurs or is continuing although by not more than five business days. Moreover, if the final index level is not available on the last possible determination date because of a continuing market disruption event, a non-trading day or for any other reason, the calculation agent will nevertheless determine the final index level based on its assessment, made in its sole discretion, of the level of the index on that day.

Certain Considerations for Insurance Companies and Employee Benefit Plans

        Any insurance company or fiduciary of a pension plan or other employee benefit plan that is subject to the prohibited transaction rules of the Employee Retirement Income Security Act of 1974, as amended, which we call “ERISA”, or the Internal Revenue Code of 1986, as amended, including an IRA or a Keogh plan (or a governmental plan to which similar prohibitions apply), and that is considering purchasing the offered notes with the assets of the insurance company or the assets of such a plan, should consult with its counsel regarding whether the purchase or holding of the offered notes could become a “prohibited transaction” under ERISA, the Internal Revenue Code or any substantially similar prohibition in light of the representations a purchaser or holder in any of the above categories is deemed to make by purchasing and holding the offered notes. This is discussed in more detail under “Employee Retirement Income Security Act” below.

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The Tax Consequences of an Investment in Your Notes Are Uncertain

        The tax consequences of an investment in your notes are uncertain, both as to the timing and character of any inclusion in income in respect of your notes. We discuss these matters under “Supplemental Discussion of Federal Income Tax Consequences” below. Pursuant to the terms of the offered notes, The Goldman Sachs Group, Inc. and you agree (in the absence of an administrative or judicial ruling to the contrary) to characterize your notes for all purposes as a pre-paid forward contract with respect to the index. If your notes are so treated, you will generally recognize capital gain or loss upon the sale or maturity of your notes in an amount equal to the difference between the amount you receive upon the sale of your notes or on the stated maturity date and the amount you paid for your notes. Such gain or loss generally would be long-term capital gain or loss if you held your notes for more than one year. Please also consult your own tax advisor concerning the U.S. federal income tax and any other applicable tax consequences to you of owning your notes in your particular circumstances.

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SPECIFIC TERMS OF YOUR NOTES

Please note that in this section entitled “Specific Terms of Your Notes”, references to “holders” mean those who own notes registered in their own names, on the books that we or the trustee maintain for this purpose, and not those who own beneficial interests in notes registered in street name or in notes issued in book-entry form through The Depository Trust Company. Please review the special considerations that apply to owners of beneficial interests in the accompanying prospectus, under “Legal Ownership and Book-Entry Issuance”.

        The offered notes are part of a series of debt securities, entitled “Medium-Term Notes, Series B”, that we may issue under the indenture from time to time as described in the accompanying prospectus. The offered notes are also “indexed debt securities”, as defined in the accompanying prospectus.

        This prospectus supplement summarizes specific financial and other terms that apply to the offered notes, including your notes; terms that apply generally to all Series B medium-term notes are described in “Description of Notes We May Offer” in the accompanying prospectus supplement. The terms described here supplement those described in the accompanying prospectus supplement and the accompanying prospectus and, if the terms described here are inconsistent with those described there, the terms described here are controlling.

        In addition to those terms described on the first two pages of this prospectus supplement, the following terms will apply to your notes:

        No interest: we will not pay interest on your notes

Specified currency:

•	U.S. dollars (“$”). Although the stocks underlying the MSCI® EAFE Index are traded in currencies other than U.S. dollars, all amounts payable on your notes will be in U.S. dollars.

Form of note:

•	global form only: yes, at DTC
•	non-global form available: no

        Denominations: each offered note registered in the name of a holder must have a face amount of $1,000, or integral multiples of $1,000 in excess thereof

Defeasance applies as follows:

•	full defeasance: no
•	covenant defeasance: no

Other terms:

•	the default amount will be payable on any acceleration of the maturity of your notes as described under “— Special Calculation Provisions” below
•	a business day for your notes will not be the same as a business day for our other Series B medium-term notes, as described under “— Special Calculation Provisions” below

        Please note that the information about the settlement or trade dates, issue prices, discounts or commissions and net proceeds to The Goldman Sachs Group, Inc. on the front cover page or elsewhere in this prospectus supplement relates only to the initial issuances and sales of the offered notes. We may decide to sell additional notes on one or more dates after the date of this prospectus supplement, at issue prices, underwriting discounts and net proceeds that differ from the amounts set forth on the front cover page or elsewhere in this prospectus supplement. If you have purchased your notes in a market-making transaction after the initial issuances and sales of the offered notes, any such relevant information about the sale to you will be provided in a separate confirmation of sale.

        We describe the terms of your notes in more detail below.

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Index, Index Sponsor, Component Country Indices and Index Stocks

        In this prospectus supplement, when we refer to the index, we mean the index specified on the front cover page, or any successor index, as it may be modified, replaced or adjusted from time to time as described under “—Discontinuance or Modification of the Index” below. When we refer to the index sponsor as of any time, we mean the entity, including any successor sponsor, that determines and publishes the index as then in effect. When we refer to the component country indices as of any time, we mean the indices that comprise the MSCI® EAFE Index, as then in effect, after giving effect to any additions, deletions or substitutions. When we refer to the index stocks as of any time, we mean the stocks that comprise the component country indices which underlie the MSCI® EAFE Index, as then in effect, after giving effect to any additions, deletions or substitutions.

Payment of Principal on Stated Maturity Date

        The payment amount for each $1,000 face amount of the offered notes, if any, on the stated maturity date will be an amount in cash equal to:

•	if the final index level is greater than or equal to the initial index level, we will pay you an amount equal to the sum of (1) the $1,000 face amount of your notes plus the product of (2) the $1,000 face amount multiplied by the participation rate multiplied by the index return; or
•	if the final index level is less than the initial index level, we will pay you an amount equal to (1) the $1,000 face amount of your notes multiplied by (2) the sum of (i) 100% plus (ii) the index return.

Index Return

        The index return is calculated by subtracting the initial index level from the final index level and dividing the result by the initial index level, with the quotient expressed as a percentage.

        If the final index level is greater than the initial index level, i.e., the index return is positive due to an increase in the MSCI ® EAFE Index, you will participate in any such increase on a basis of 1.29 -to-1.

        If the final index level is less than the initial index level, i.e., the index return is negative due to a decline in the MSCI ® EAFE Index, 100% of the face amount of your notes will be exposed to any such decline on a 1-to-1 basis. As a result, if the index declines, the payment you would receive at maturity would be less than the face amount of your notes and might even be reduced to zero.

        The calculation agent will determine the final index level, which will be the closing level of the index on the determination date, as calculated and published by the index sponsor, except in the limited circumstances described under “— Consequences of a Market Disruption Event” and subject to adjustment as provided under “— Discontinuance or Modification of the Index” below. However, the calculation agent will have discretion to adjust the closing level on any particular day under certain circumstances or to determine it in a different manner under certain circumstances as described under “— Discontinuance or Modification of the Index” below.

Stated Maturity Date

        The stated maturity date will be August 24, 2009, unless that day is not a business day, in which case the stated maturity date will be the next following business day.

Determination Date

        The determination date will be August 10, 2009, unless the calculation agent determines that a market disruption event occurs or is continuing on that designated trading day or such designated day is not otherwise a trading day. In that event, the determination date will be the first following trading day on which the calculation agent determines that a market disruption event does not occur and is not continuing. In no event, however, will the determination date be postponed by more than five business days.

Consequences of a Market Disruption Event

        As indicated above, if a market disruption event occurs or is continuing on a day that would otherwise be the determination date or that day is not a trading day, then the determination date will be postponed to the next following trading day on which a market disruption event does not occur and is not continuing. In no event, however, will the

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determination date be postponed by more than five business days.

        If the determination date is postponed to the last possible day, but a market disruption event occurs or is continuing on that day or that day is not a trading day, that day will nevertheless be the determination date. If the calculation agent determines that the index level that must be used to determine the payment amount is not available on the last possible day, either because of a market disruption event, a non-trading day or for any other reason, the calculation agent will nevertheless determine the final index level based on its assessment, made in its sole discretion, of the closing level of the index on that last possible day.

Discontinuance or Modification of the Index

        If the index sponsor discontinues publication of the index and the index sponsor or anyone else publishes a substitute index that the calculation agent determines is comparable to the index, then the calculation agent will determine the amount payable, if any, on the stated maturity date by reference to the substitute index. We refer to any substitute index approved by the calculation agent as a successor index.

        If the calculation agent determines that the publication of the index is discontinued and there is no successor index, or that the level of the index is not available on the determination date because of a market disruption event or for any other reason, the calculation agent will determine the amount payable on the stated maturity date, by a computation methodology that the calculation agent determines will as closely as reasonably possible replicate the index.

        If the calculation agent determines that the index, the component country indices, the stocks comprising any of the component country indices or the method of calculating the index is changed at any time in any respect — including any split or reverse split of the index, any addition, deletion or substitution of the component country indices underlying the index and any addition, deletion or substitution and any reweighting or rebalancing of the index stocks and whether the change is made by the index sponsor under its existing policies or following a modification of those policies, is due to the publication of a successor index, is due to events affecting one or more of the component country indices or the index stocks or their issuers or is due to any other reason — then the calculation agent will be permitted (but not required) to make such adjustments in the index or the method of its calculation as it believes are appropriate to ensure that the final index level used to determine the amount payable on the stated maturity date, is equitable.

        All determinations and adjustments to be made by the calculation agent with respect to the index may be made by the calculation agent in its sole discretion. The calculation agent is not obligated to make any such adjustments.

Default Amount on Acceleration

        If an event of default occurs and the maturity of your notes is accelerated, we will pay the default amount in respect of the principal of your notes at the maturity, instead of the amount payable on the stated maturity date as described earlier. We describe the default amount under “— Special Calculation Provisions” below.

        For the purpose of determining whether the holders of our Series B medium-term notes, which include the offered notes, are entitled to take any action under the indenture, we will treat the outstanding face amount of each offered note as the outstanding principal amount of that note. Although the terms of the offered notes differ from those of the other Series B medium-term notes, holders of specified percentages in principal amount of all Series B medium-term notes, together in some cases with other series of our debt securities, will be able to take action affecting all the Series B medium-term notes, including the offered notes. This action may involve changing some of the terms that apply to the Series B medium-term notes, accelerating the maturity of the Series B medium-term notes after a default or waiving some of our obligations under the indenture. We discuss these matters in the accompanying prospectus under “Description of Debt Securities We May Offer — Default, Remedies and Waiver of Default” and “Description of Debt Securities We May Offer — Modification of the Debt Indentures and Waiver of Covenants”.

Manner of Payment

        Any payment on your notes at maturity will be made to an account designated by the holder of your notes and approved by us, or at the office of the trustee in New York City, but only when your notes are surrendered to the

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trustee at that office. We also may make any payment in accordance with the applicable procedures of the depositary.

Modified Business Day

        As described in the accompanying prospectus, any payment on your notes that would otherwise be due on a day that is not a business day may instead be paid on the next day that is a business day, with the same effect as if paid on the original due date. For your notes, however, the term business day may have a different meaning than it does for other Series B medium-term notes. We discuss this term under “— Special Calculation Provisions” below.

Role of Calculation Agent

        The calculation agent in its sole discretion will make all determinations regarding the index, market disruption events, business days, trading days, determination date, the index return, the final index level, the default amount and the payment amount on your notes, if any, to be made at maturity. Absent manifest error, all determinations of the calculation agent will be final and binding on you and us, without any liability on the part of the calculation agent.

        Please note that Goldman, Sachs & Co., our affiliate, is currently serving as the calculation agent as of the date of this prospectus supplement. We may change the calculation agent for your notes at any time after the date of this prospectus supplement without notice and Goldman, Sachs & Co. may resign as calculation agent at any time upon 60 days’written notice to Goldman Sachs.

Special Calculation Provisions

Business Day

        When we refer to a business day with respect to your notes, we mean a day that is a business day as defined in the accompanying prospectus.

Trading Day

        When we refer to a trading day with respect to your notes, we mean a day on which the index is calculated and published by the index sponsor.

Default Amount

        The default amount for your notes on any day will be an amount, in the specified currency for the face amount of your notes, equal to the cost of having a qualified financial institution, of the kind and selected as described below, expressly assume all of our payment and other obligations with respect to your notes as of that day and as if no default or acceleration had occurred, or to undertake other obligations providing substantially equivalent economic value to you with respect to your notes. That cost will equal:

•	the lowest amount that a qualified financial institution would charge to effect this assumption or undertaking, plus
•	the reasonable expenses, including reasonable attorneys’ fees, incurred by the holder of your notes in preparing any documentation necessary for this assumption or undertaking.

        During the default quotation period for your notes, which we describe below, the holder and/or we may request a qualified financial institution to provide a quotation of the amount it would charge to effect this assumption or undertaking. If either party obtains a quotation, it must notify the other party in writing of the quotation. The amount referred to in the first bullet point above will equal the lowest — or, if there is only one, the only — quotation obtained, and as to which notice is so given, during the default quotation period. With respect to any quotation, however, the party not obtaining the quotation may object, on reasonable and significant grounds, to the assumption or undertaking by the qualified financial institution providing the quotation and notify the other party in writing of those grounds within two business days after the last day of the default quotation period, in which case that quotation will be disregarded in determining the default amount.

        Default Quotation Period. The default quotation period is the period beginning on the day the default amount first becomes due and ending on the third business day after that day, unless:

•	no quotation of the kind referred to above is obtained, or
•	every quotation of that kind obtained is objected to within five business days after the day the default amount first becomes due.

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        If either of these two events occurs, the default quotation period will continue until the third business day after the first business day on which prompt notice of a quotation is given as described above. If that quotation is objected to as described above within five business days after that first business day, however, the default quotation period will continue as described in the prior sentence and this sentence.

        In any event, if the default quotation period and the subsequent two business day objection period have not ended before the determination date, then the default amount will equal the principal amount of your notes.

        Qualified Financial Institutions. For the purpose of determining the default amount at any time, a qualified financial institution must be a financial institution organized under the laws of any jurisdiction in the United States of America, Europe or Japan, which at that time has outstanding debt obligations with a stated maturity of one year or less from the date of issue and is rated either:

•	A-1 or higher by Standard & Poor’s Ratings Group or any successor, or any other comparable rating then used by that rating agency, or
•	P-1 or higher by Moody’s Investors Service, Inc. or any successor, or any other comparable rating then used by that rating agency.

Market Disruption Event

        Any of the following will be a market disruption event:

•	a suspension, absence or material limitation of trading in index stocks constituting 20% or more, by weight, of the index or any component country indices on their respective primary markets, in each case for more than two hours of trading or during the one-half hour before the close of trading in that market, as determined by the calculation agent in its sole discretion,
•	a suspension, absence or material limitation of trading in option or futures contracts relating to the index or to index stocks constituting 20% or more, by weight, of the index, or any component country indices if available, in the respective primary markets for those contracts, in each case for more than two hours of trading or during the one-half hour before the close of trading in that market, as determined by the calculation agent in its sole discretion, or
•	index stocks constituting 20% or more, by weight, of the index or any component country indices, or option or futures contracts relating to the index or to index stocks constituting 20% or more, by weight, of the index or any component country indices, if available, are not trading on what were the respective primary markets for those index stocks or contracts, as determined by the calculation agent in its sole discretion, and, in the case of any of these events, the calculation agent determines in its sole discretion that the event could materially interfere with the ability of The Goldman Sachs Group, Inc. or any of its affiliates or a similarly situated party to unwind all or a material portion of a hedge that could be effected with respect to the offered notes. For more information about hedging by The Goldman Sachs Group, Inc. and/or any of its affiliates, see “Use of Proceeds and Hedging” below.

        The following events will not be market disruption events:

•	a limitation on the hours or numbers of days of trading, but only if the limitation results from an announced change in the regular business hours of the relevant market, and
•	a decision to permanently discontinue trading in the option or futures contracts relating to the index or any component country index or to any index stock.

        For this purpose, an “absence of trading” in the primary securities market on which an index stock, or on which option or futures contracts relating to the index, an index stock, or any component country index are traded will not include any time when that market is itself closed for trading under ordinary circumstances. In contrast, a suspension or limitation of trading in an index stock or in option or futures contracts relating to the index, an index stock or any component country index, if available, in the primary market for that stock or those contracts, by reason of:

•	a price change exceeding limits set by that market, or
•	an imbalance of orders relating to that stock or those contracts, or

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•	a disparity in bid and ask quotes relating to that stock or those contracts,

will constitute a suspension or material limitation of trading in that stock or those contracts in that market.

        As is the case throughout this prospectus supplement, references to the index in this description of market disruption events includes the index and any successor index as it may be modified, replaced or adjusted from time to time.

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USE OF PROCEEDS AND HEDGING

        We will use the net proceeds we receive from the sale of the offered notes for the purposes we describe in the accompanying prospectus under “Use of Proceeds”. We or our affiliates may also use those proceeds in transactions intended to hedge our obligations under the offered notes as described below.

        In anticipation of the sale of the offered notes, we and/or our affiliates have entered into hedging transactions involving purchases of futures and other instruments linked to the index on or before the applicable trade date. In addition, from time to time after we issue the offered notes, we and/or our affiliates expect to enter into additional hedging transactions and to unwind those we have entered into, in connection with the offered notes and perhaps in connection with other index-linked notes we issue, some of which may have returns linked to the index, the component country indices comprising the index or the index stocks. Consequently, with regard to your notes, from time to time, we and/or our affiliates:

•	expect to acquire, or dispose of positions in listed or over-the-counter options, futures or other instruments linked to the index or some or all of the component country indices or the index stocks,
•	may take or dispose of positions in the securities of the index stock issuers themselves,
•	may take or dispose of positions in listed or over-the-counter options or other instruments based on index designed to track the performance of the securities markets of the countries included in the index or other components of such securities markets,
•	may acquire or dispose of U.S. dollars in foreign exchange transactions involving currencies of the countries whose indices are represented by the MSCI® EAFE Index, and/or
•	may take short positions in the index stocks or other securities of the kind described above — i.e., we and/or our affiliates may sell securities of the kind that we do not own or that we borrow for delivery to purchaser.

        We and/or our affiliates may acquire a long or short position in securities similar to your notes from time to time and may, in our or their sole discretion, hold or resell those securities.

        In the future, we and/or our affiliates expect to close out hedge positions relating to the offered notes and perhaps relating to other notes with returns linked to the index, the component country indices comprising the index or the index stocks. We expect these steps to involve sales of instruments linked to the index, the component country indices or index stocks or foreign currencies on or shortly before the determination date. These steps may also involve sales and/or purchases of some or all of the index stocks or listed or over-the-counter options, futures or other instruments linked to the index, some or all of the component country indices or index stocks or indices designed to track the performance of the equity securities in the securities markets of the countries included in the index or other components of the securities markets of the countries included in the index.

The hedging activity discussed above may adversely affect the market value of your notes from time to time and the amount we will pay on your notes, if any, at maturity. See “Additional Risk Factors Specific to Your Notes — Trading and Other Transactions by Goldman Sachs in Instruments Linked to the Index, the Component Country Indices or the Index Stocks May Impair the Market Value of Your Notes” and “Additional Risk Factors Specific to Your Notes — Our Business Activities May Create Conflicts of Interest Between Your Interest in Your Notes and Us” above for a discussion of these adverse effects.

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THE INDEX

MSCI® EAFE Index

        The MSCI® EAFE Index is a stock index calculated, published and disseminated daily by MSCI®, a majority-owned subsidiary of Morgan Stanley, through numerous data vendors, on the MSCI® website and in real time on Bloomberg Financial Markets and Reuters Limited.

        The MSCI® EAFE Index is intended to provide performance benchmarks for the developed equity markets in Australia and New Zealand and in Europe and Asia, which are Austria, Belgium, Denmark, Finland, France, Germany, Greece, Hong Kong, Ireland, Italy, Japan, the Netherlands, Norway, Portugal, Singapore, Spain, Sweden, Switzerland and the United Kingdom.

        Index Calculation. The performance of the MSCI® EAFE Index is a free float weighted average of the U.S. dollar values of all of the equity securities (which we refer to as the “index stocks”) constituting the MSCI® indexes for the 21 selected countries (which we refer to as the “component country indices”). Each component country index is a sampling of equity securities across industry groups in such country’s equity markets. See “— Maintenance of the MSCI® EAFE Index and the Component Country Indices” below.

MSCI® EAFE Index Index Stock Weighting by Country as of August 10, 2007

Country:	%
Australia	6.19%
Austria	0.61%
Belgium	1.18%
Denmark	0.90%
Finland	1.71%
France	10.06%
Germany	8.28%
Greece	0.71%
Hong Kong	1.86%
Ireland	0.79%
Italy	3.82%
Japan	21.76%
Netherlands	3.50%
New Zealand	0.16%
Norway	1.01%
Portugal	0.39%
Singapore	1.09%
Spain	4.24%
Sweden	2.56%
Switzerland	6.68%
United Kingdom	22.50%
100.000%

        Prices used to calculate the index stocks are the official exchange closing prices or prices accepted as such in the relevant market. In general, all prices are taken from the main stock exchange in each market. Closing prices are converted into U.S. dollars using the closing exchange rates calculated by The WM Company at 5:00 P.M. Central Europe Time. The U.S. dollar value of the MSCI® EAFE Index is calculated based on the free float-adjusted market capitalization in U.S. dollars of the index stocks. The MSCI® EAFE Index was launched on December 31, 1969 at an initial value of 100.

        Maintenance of the MSCI® EAFE Index and the Component Country Indices. In order to maintain the representativeness of the MSCI® EAFE Index, structural changes to the MSCI® EAFE Index as a whole may be made by adding or deleting component country indices and the related index stocks. Currently, such changes in the MSCI® EAFE Index may only be made on four dates throughout the year: after the last scheduled index close of each February, May, August and November.

        MSCI® may add additional component country indices to the MSCI® EAFE Index or subtract one or more of its current component country indices prior to the expiration of the offered notes. Any such adjustments are made to the MSCI® EAFE Index so that the value of the MSCI® EAFE Index at the effective date of such change is the same as it was immediately prior to such change.

        Each component country index is maintained with the objective of reflecting, on a timely basis, the evolution of the underlying equity markets. In maintaining each component country index, emphasis is also placed on its continuity, replicability and on minimizing turnover in the MSCI® EAFE Index.

        MSCI® classifies index maintenance in three broad categories. The first consists of ongoing event-related changes, such as mergers and acquisitions, which are generally implemented in the indices in which they occur. The second category consists of quarterly index reviews, aimed at promptly reflecting other significant market events. The third category consists of full component country index reviews that systematically re-assess the various dimensions of the equity universe for all

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countries simultaneously and are conducted on a fixed annual timetable.

        Ongoing event-related changes to the indices are the result of mergers, acquisitions, spin-offs, bankruptcies, reorganizations and other similar corporate events. They can also result from capital reorganizations in the form of rights issues, bonus issues, public placements and other similar corporate actions that take place on a continuing basis. These changes are reflected in the indices at the time of the event. All changes resulting from corporate events are announced prior to their implementation, provided all necessary information on the event is available.

        The quarterly index review process is designed to ensure that the indices continue to be an accurate reflection of evolving equity markets. This goal is achieved by rapidly reflecting significant market driven changes that were not captured in the MSCI® EAFE Index at the time of their actual occurrence and that should not wait until the annual full component country index review due to their importance. These quarterly index reviews may result in additions and deletions of index stocks from a component country index and changes in “foreign inclusion factors” and in number of shares. Additions and deletions to index stocks may result from: the addition or deletion of securities due to the significant over or under-representation of one or more industry groups as a result of mergers, acquisitions, restructurings or other major market events affecting the industry group; the addition or deletion of securities resulting from changes in industry classification, significant increases or decreases in free float or relaxation/removal or decreases of foreign ownership limits not implemented immediately; the additions of large companies that did not meet the minimum size criterion for inclusion at the time of their initial public offering or secondary offering; the replacement of companies which are no longer suitable industry representatives; the deletion of securities whose overall free float has fallen to less than 15% and that do not meet specified criteria; the deletion of securities that have become very small or illiquid; the replacement of securities resulting from the review of price source for index stocks with both domestic and foreign board quotations; and the addition or deletion of securities as a result of other market events. Significant changes in free float estimates and corresponding changes in the foreign inclusion factor for index stocks may result from: large market transactions involving strategic shareholders that are publicly announced; secondary offerings that, given lack of sufficient notice, were not reflected immediately; increases in foreign ownership limits; decreases in foreign ownership limits not applied earlier; corrections resulting from the reclassification of shareholders from strategic to non-strategic, and vice versa; updates to foreign inclusion factors following the public disclosure of new shareholder structures for companies involved in mergers, acquisitions or spin-offs, where different from MSCI®’s pro forma free float estimate at the time of the event; large conversions of exchangeable bonds and other similar securities into already existing shares; the end of lock-up periods or expiration of loyalty incentives for non-strategic shareholders; and changes in the foreign inclusion factor as a result of other events of similar nature. Changes in the number of shares are generally small and result from, for example, exercise of options or warrants, conversion of convertible bonds or other instruments or share buybacks. The implementation of changes resulting from quarterly index reviews occurs on only three dates throughout the year: as of the close of the last business day of February, August and November. The results of the quarterly index reviews are announced at least two weeks prior to their implementation. Any country may be impacted at the quarterly index review.

        The annual full component country index review includes a re-appraisal of the free float-adjusted industry group representation within a country relative to the 85% target, a detailed review of the shareholder information used to estimate free float for component and non-index stocks, updating the minimum size guidelines for new and existing index stocks, as well as changes typically considered for quarterly index reviews. During a full component country index review, securities may be added or deleted from a component country Index for a range of reasons, including the reasons discussed in the preceding sentence and the reasons for index stocks changes during quarterly index reviews as discussed above. The results of the annual full component country index reviews are announced at least two weeks in advance of their effective implementation date as of the close of the last business day in May.

        Index maintenance also includes monitoring and completing the adjustments for

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share changes, stock splits, stock dividends, and stock price adjustments due to company restructurings or spin-offs. Index maintenance of the component country indices is reflected in the MSCI® EAFE Index.

        Selection of Index Stocks and Calculating and Adjusting for Free Float. The selection of the index stocks for each component country index is based on the following guidelines:

        (i) Define the universe of listed securities within each country;

        (ii) Adjust the total market capitalization for each security for its respective free float available to foreign investors;

        (iii) Classify securities into industry groups under the Global Industry Classification Standard (GICS); and

        (iv) Select securities for inclusion according to MSCI®’s index construction rules and guidelines.

        To determine the free float of a security, MSCI® considers the proportion of shares of such security available for purchase in the public equity markets by international investors. In practice, limitations on the investment opportunities for international investors include: strategic stakes in a company held by private or public shareholders whose investment objective indicates that the shares held are not likely to be available in the market; limits on the proportion of a security’s share capital authorized for purchase by non-domestic investors; or other foreign investment restrictions which materially limit the ability of foreign investors to freely invest in a particular equity market, sector or security.

        MSCI® will then derive a “foreign inclusion factor” for the company that reflects the percentage of the total number of shares of the company that are not subject to strategic shareholdings and/or foreign shareholder ownership or investment limits. MSCI® will then “float-adjust” the weight of each constituent company in an index by the company’s foreign inclusion factor. Typically, securities with a free float adjustment ratio of .15 or less will not be eligible for inclusion in MSCI®’s indices.

        Once the free float factor has been determined for a security, the security’s total market capitalization is then adjusted by such free float factor, resulting in the free float-adjusted market capitalization figure for the security.

        These guidelines and the policies implementing the guidelines are the responsibility of, and, ultimately, subject to adjustment by, MSCI®.

        The MSCI® EAFE Index is Subject to Currency Exchange Risk. Because the closing prices of the index stocks are converted into U.S. dollars for purposes of calculating the value of the MSCI® EAFE Index, investors in the offered notes will be exposed to currency exchange rate risk with respect to each of the currencies in which the index stocks trade. Exposure to currency changes will depend on the extent to which such currencies strengthen or weaken against the U.S. dollar and the relative weight of the index stocks in the MSCI® EAFE Index denominated in each such currency. The devaluation of the U.S. dollar against the currencies in which the index stocks trade will result in an increase in the value of the MSCI® EAFE Index. Conversely, if the U.S. dollar strengthens against such currencies, the value of the MSCI®EAFE Index will be adversely affected and may reduce or eliminate any return on your investment. Fluctuations in currency exchange rates can have a continuing impact on the value of the MSCI® EAFE Index, and any negative currency impact on the MSCI® EAFE Index may significantly decrease the value of the offered notes. The return on an index composed of the index stocks where the closing price is not converted into U.S. dollars can be significantly different than the return on the MSCI® EAFE Index, which is converted into U.S. dollars.

        Additional information about the index is available on the following website: http://www.mscibarra.com/products/indices/intl.jsp.

License Agreement

        We expect to enter into a non-exclusive license agreement with Morgan Stanley Capital International Inc. (“MSCI®”), whereby The Goldman Sachs Group, Inc., in exchange for a fee, will be permitted to use the index in connection with the offer and sale of the offered notes. We are not affiliated with MSCI® and the only relationship between MSCI®and The Goldman Sachs Group, Inc. is the licensing of

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the use of the index and trademarks relating to the index.

        The MSCI® indexes are the exclusive property of MSCI®. MSCI® and the MSCI® index names are service mark(s) of MSCI® or its affiliates and have been licensed for use for certain purposes by The Goldman Sachs Group, Inc. The offered notes referred to herein are not sponsored, endorsed, or promoted by MSCI®, and MSCI® bears no liability with respect to any such offered notes. This prospectus supplement contains a more detailed description of the limited relationship MSCI®has with The Goldman Sachs Group, Inc. and any related notes. No purchaser, seller or holder of the offered notes, or any other person or entity, should use or refer to any MSCI® trade name, trademark or service mark to sponsor, endorse, market or promote the offered notes without first contacting MSCI® to determine whether MSCI’s permission is required. Under no circumstances may any person or entity claim any affiliation with MSCI® without the prior written permission of MSCI®.

        THE OFFERED NOTES ARE NOT SPONSORED, ENDORSED, SOLD OR PROMOTED BY MSCI, ANY AFFILIATE OF MSCI® OR ANY OTHER PARTY INVOLVED IN, OR RELATED TO, MAKING OR COMPILING ANY MSCI®® INDEX. THE MSCI® INDEXES ARE THE EXCLUSIVE PROPERTY OF MSCI®. MSCI® AND THE MSCI® INDEX NAMES ARE SERVICE MARK(S) OF MSCI OR ITS AFFILIATES AND HAVE BEEN LICENSED FOR USE FOR CERTAIN PURPOSES BY THE GOLDMAN SACHS GROUP, INC. NEITHER MSCI, ANY OF ITS AFFILIATES NOR ANY OTHER PARTY INVOLVED IN, OR RELATED TO, MAKING OR COMPILING ANY MSCI INDEX MAKES ANY REPRESENTATION OR WARRANTY, EXPRESS OR IMPLIED, TO THE OWNERS OF THE OFFERED NOTES OR ANY MEMBER OF THE PUBLIC REGARDING THE ADVISABILITY OF INVESTING IN FINANCIAL SECURITIES GENERALLY OR IN THE OFFERED NOTES PARTICULARLY OR THE ABILITY OF ANY MSCI INDEX TO TRACK CORRESPONDING STOCK MARKET PERFORMANCE. MSCI® OR ITS AFFILIATES ARE THE LICENSORS OF CERTAIN TRADEMARKS, SERVICE MARKS AND TRADE NAMES AND OF THE MSCI® INDEXES WHICH ARE DETERMINED, COMPOSED AND CALCULATED BY MSCI® WITHOUT REGARD TO THE OFFERED NOTES OR THE ISSUER OR OWNER OF THE OFFERED NOTES. NEITHER MSCI®, ANY OF ITS AFFILIATES NOR ANY OTHER PARTY INVOLVED IN, OR RELATED TO, MAKING OR COMPILING ANY MSCI® INDEX HAS ANY OBLIGATION TO TAKE THE NEEDS OF THE ISSUERS OR OWNERS OF THE OFFERED NOTES INTO CONSIDERATION IN DETERMINING, COMPOSING OR CALCULATING THE MSCI® INDEXES. NEITHER MSCI®, ITS AFFILIATES NOR ANY OTHER PARTY INVOLVED IN, OR RELATED TO, MAKING OR COMPILING ANY MSCI® INDEX IS RESPONSIBLE FOR OR HAS PARTICIPATED IN THE DETERMINATION OF THE TIMING OF, PRICES AT, OR QUANTITIES OF THE OFFERED NOTES TO BE ISSUED OR IN THE DETERMINATION OR CALCULATION OF THE EQUATION BY WHICH THE OFFERED NOTES ARE REDEEMABLE FOR CASH. NEITHER MSCI®, ANY OF ITS AFFILIATES NOR ANY OTHER PARTY INVOLVED IN, OR RELATED TO, THE MAKING OR COMPILING ANY MSCI® INDEX HAS ANY OBLIGATION OR LIABILITY TO THE OWNERS OF THE OFFERED NOTES IN CONNECTION WITH THE ADMINISTRATION, MARKETING OR OFFERING OF THE OFFERED NOTES.

        ALTHOUGH MSCI® SHALL OBTAIN INFORMATION FOR INCLUSION IN OR FOR USE IN THE CALCULATION OF THE MSCI® INDEXES FROM SOURCES WHICH MSCI CONSIDERS RELIABLE, NEITHER MSCI®, ANY OF ITS AFFILIATES NOR ANY OTHER PARTY INVOLVED IN, OR RELATED TO MAKING OR COMPILING ANY MSCI® INDEX WARRANTS OR GUARANTEES THE ORIGINALITY, ACCURACY AND/OR THE COMPLETENESS OF ANY MSCI® INDEX OR ANY DATA INCLUDED THEREIN. NEITHER MSCI®, ANY OF ITS AFFILIATES NOR ANY OTHER PARTY INVOLVED IN, OR RELATED TO, MAKING OR COMPILING ANY MSCI® INDEX MAKES ANY WARRANTY, EXPRESS OR IMPLIED, AS TO RESULTS TO BE OBTAINED BY LICENSEE, LICENSEE’S

S-24

CUSTOMERS OR COUNTERPARTIES, ISSUERS OF THE OFFERED NOTES, OWNERS OF THE OFFERED NOTES OR ANY OTHER PERSON OR ENTITY, FROM THE USE OF ANY MSCI® INDEX OR ANY DATA INCLUDED THEREIN IN CONNECTION WITH THE RIGHTS LICENSED HEREUNDER OR FOR ANY OTHER USE. NEITHER MSCI®, ANY OF ITS AFFILIATES NOR ANY OTHER PARTY INVOLVED IN, OR RELATED TO, MAKING OR COMPILING ANY MSCI® INDEX SHALL HAVE ANY LIABILITY FOR ANY ERRORS, OMISSIONS OR INTERRUPTIONS OF OR IN CONNECTION WITH ANY MSCI® INDEX OR ANY DATA INCLUDED THEREIN. FURTHER, NEITHER MSCI®, ANY OF ITS AFFILIATES NOR ANY OTHER PARTY INVOLVED IN, OR RELATED TO, MAKING OR COMPILING ANY MSCI® INDEX MAKES ANY EXPRESS OR IMPLIED WARRANTIES OF ANY KIND, AND MSCI, ANY OF ITS AFFILIATES AND ANY OTHER PARTY INVOLVED IN, OR RELATED TO MAKING OR COMPILING ANY MSCI® INDEX HEREBY EXPRESSLY DISCLAIM ALL WARRANTIES OF MERCHANTABILITY OR FITNESS FOR A PARTICULAR PURPOSE, WITH RESPECT TO ANY MSCI® INDEX AND ANY DATA INCLUDED THEREIN. WITHOUT LIMITING ANY OF THE FOREGOING, IN NO EVENT SHALL MSCI®, ANY OF ITS AFFILIATES OR ANY OTHER PARTY INVOLVED IN, OR RELATED TO, MAKING OR COMPILING ANY MSCI® INDEX HAVE ANY LIABILITY FOR ANY DIRECT, INDIRECT, SPECIAL, PUNITIVE, CONSEQUENTIAL OR ANY OTHER DAMAGES (INCLUDING LOST PROFITS) EVEN IF NOTIFIED OF THE POSSIBILITY OF SUCH DAMAGES.

        No purchaser, seller or holder of the offered notes, or any other person or entity, should use or refer to any MSCI® trade name, trademark or service mark to sponsor, endorse, market or promote the offered notes without first contacting MSCI® to determine whether MSCI’s permission is required. Under no circumstances may any person or entity claim any affiliation with MSCI® without the prior written permission of MSCI®.

        All disclosures contained in this prospectus supplement regarding the index, including its make-up, method of calculation and changes in its components, are derived from publicly available information prepared by MSCI®. The Goldman Sachs Group, Inc. does not assume any responsibility for the accuracy or completeness of that information.

S-25

Historical Closing Levels of the Index

        The closing level of the index has fluctuated in the past and may, in the future, experience significant fluctuations. Any historical upward or downward trend in the closing level of the index during any period shown below is not an indication that the index is more or less likely to increase or decrease at any time during the life of your notes. You should not take the historical levels of the index as an indication of the future performance of the index. We cannot give you any assurance that the future performance of the index or the index stocks will result in you receiving an amount greater than the face amount of your notes on the stated maturity date. Neither we nor any of our affiliates make any representation to you as to the performance of the index.

        The actual performance of the index over the life of the offered notes, as well as the amount payable at maturity, may bear little relation to the historical levels shown below.

        The table below shows the high, low and final closing levels of the index for each of the four calendar quarters in 2005 and 2006, and the first, second and third calendar quarters of 2007, through August 21, 2007. We obtained the closing levels listed in the table below from Bloomberg Financial Services, without independent verification.

Quarterly High, Low and Closing Levels of the MSCI® EAFE Index

	High	Low	Close
2005
Quarter ended March 31	1,568.18	1,462.16	1,503.85
Quarter ended June 30	1,518.07	1,439.66	1,473.72
Quarter ended September 30	1,618.84	1,450.18	1,618.84
Quarter ended December 31	1,696.07	1,533.92	1,680.13

2006
Quarter ended March 31	1,841.74	1,684.06	11,827.65
Quarter ended June 30	1,980.26	1,681.70	1,822.88
Quarter ended September 30	1,814.88	1,708.45	1,885.26
Quarter ended December 31	12,074.48	1,885.25	2,074.48

2007
Quarter ended March 31	2,182.60	2,030.00	2,147.51
Quarter ended June 30	2,285.36	2,152.13	2,262.24
Quarter ending September 30 (through August 21, 2007)	2,335.70	2,039.86	2,093.65

S-26

SUPPLEMENTAL DISCUSSION OF FEDERAL INCOME TAX CONSEQUENCES

        The following section supplements the discussion of U.S. federal income taxation in the accompanying prospectus with respect to United States holders.

        The following section is the opinion of Sullivan & Cromwell LLP, counsel to The Goldman Sachs Group, Inc. In addition, it is the opinion of Sullivan & Cromwell LLP that the characterization of the offered notes for U.S. federal income tax purposes that will be required under the terms of the offered notes, as discussed below, is a reasonable interpretation of current law.

        This section applies to you only if you are a United States holder that holds your notes as a capital asset for tax purposes. You are a United States holder if you are a beneficial owner of a note and you are:

•	a citizen or resident of the United States;
•	a domestic corporation;
•	an estate whose income is subject to United States federal income tax regardless of its source; or
•	a trust if a United States court can exercise primary supervision over the trust’s administration and one or more United States persons are authorized to control all substantial decisions of the trust.

        This section does not apply to you if you are a member of a class of holders subject to special rules, such as:

•	a dealer in securities or currencies;
•	a trader in securities that elects to use a mark-to-market method of accounting for your securities holdings;
•	a bank;
•	a life insurance company;
•	a regulated investment company;
•	a tax exempt organization;
•	a person that owns a note as a hedge or that is hedged against interest rate risks;
•	a person that owns a note as part of a straddle or conversion transaction for tax purposes; or
•	a person whose functional currency for tax purposes is not the U.S. dollar.

        Although this section is based on the U.S. Internal Revenue Code of 1986, as amended, its legislative history, existing and proposed regulations under the Internal Revenue Code, published rulings and court decisions, all as currently in effect, no statutory, judicial or administrative authority directly addresses how your notes should be treated for U.S. federal income tax purposes, and as a result, the U.S. federal income tax consequences of your investment in your notes are uncertain. Moreover, these laws are subject to change, possibly on a retroactive basis.

Please consult your own tax advisor concerning the U.S. federal income tax and any other applicable tax consequences to you of owning your notes in your particular circumstances, including the application of state, local or other tax laws and the possible effects of changes in federal or other tax laws.

        You will be obligated pursuant to the terms of the offered notes — in the absence of an administrative determination or judicial ruling to the contrary— to characterize your notes for all tax purposes as a forward contract to purchase the index at the stated maturity date, for which payment was made on the issue date.

        If your notes are characterized as described above, your tax basis in your notes generally would equal your cost for your notes. Upon the sale or exchange of your notes, you would recognize gain or loss equal to the difference between the amount realized on the sale or exchange and your tax basis in your notes. The gain or loss generally would be short-term capital gain or loss if you hold the offered notes for one year or less and would be long-term capital gain or loss if you hold the offered notes for more than one year. If you purchase your notes in the initial offering and do not sell or exchange your notes before the maturity date, you would generally recognize long-term capital gain or loss equal to the difference between the amount of cash received at maturity and your tax basis in the offered notes.

        There is no judicial or administrative authority discussing how your notes should be treated for U.S. federal income tax purposes.

S-27

Therefore, the Internal Revenue Service might assert that treatment other than that described above is more appropriate. In particular, the Internal Revenue Service could treat your notes as a single debt instrument subject to special rules governing contingent payment obligations.

        Under those rules, the amount of interest you are required to take into account for each accrual period would be determined by constructing a projected payment schedule for the offered notes and applying rules similar to those for accruing original issue discount on a hypothetical non-contingent debt instrument with that projected payment schedule. This method is applied by first determining the comparable yield— i.e., the yield at which we would issue a non-contingent fixed rate debt instrument with terms and conditions similar to your notes—and then determining a payment schedule as of the issue date that would produce the comparable yield. These rules may have the effect of requiring you to include interest in income in respect of your notes prior to your receipt of cash attributable to that income.

        If the rules governing contingent payment obligations apply, you would recognize gain or loss upon the sale or maturity of your notes in an amount equal to the difference, if any, between the amount you receive at that time and your adjusted basis in your notes. In general, if you purchase your notes on the original issue date, your adjusted basis in your notes will equal the amount you paid for your note, increased by the amount of interest you previously accrued with respect to your note, in accordance with the comparable yield and the projected payment schedule for your notes.

        If the rules governing contingent payment obligations apply, any gain you recognize upon the sale or maturity of your notes would be ordinary interest income. Any loss you recognize at that time would be treated as ordinary loss to the extent of interest you included as income in the current or previous taxable years in respect of your note, and, thereafter, as capital loss.

        If the rules governing contingent payment obligations apply, special rules would apply to persons who purchase a note at other than the adjusted issue price as determined for tax purposes.

        It is possible that the Internal Revenue Service could seek to characterize your notes in a manner that results in tax consequences to you different from those described above. In addition, it is possible that any gain or loss you recognize upon sale or maturity of your notes would be treated as ordinary gain or loss.

Backup Withholding and Information Reporting

        Please see the discussion under “United States Taxation — Taxation of Debt Securities — Backup Withholding and Information Reporting — United States Holders” in the accompanying prospectus for a description of the applicability of the backup withholding and information reporting rules to payments made on your notes.

S-28

EMPLOYEE RETIREMENT INCOME SECURITY ACT

        This section is only relevant to you if you are an insurance company or the fiduciary of a pension plan or an employee benefit plan (including a governmental plan, an IRA or a Keogh Plan) proposing to invest in the offered notes.

        The U.S. Employee Retirement Income Security Act of 1974, as amended (“ERISA”) and the U.S. Internal Revenue Code of 1986, as amended (the “Code”), prohibit certain transactions (“prohibited transactions”) involving the assets of an employee benefit plan that is subject to the fiduciary responsibility provisions of ERISA or Section 4975 of the Code (including individual retirement accounts and other plans described in Section 4975(e)(1) of the Code) (a “Plan”) and certain persons who are “parties in interest” (within the meaning of ERISA) or “disqualified persons” (within the meaning of the Code) with respect to the Plan; governmental plans may be subject to similar prohibitions unless an exemption is available to the transaction. The Goldman Sachs Group, Inc. and certain of its affiliates each may be considered a “party in interest” or a “disqualified person” with respect to many employee benefit plans, and, accordingly, prohibited transactions may arise if the offered notes are acquired by a Plan unless those notes are acquired and held pursuant to an available exemption. In general, available exemptions are: transactions effected on behalf of that Plan by a “qualified professional asset manager” (prohibited transaction exemption 84-14) or an “in-house asset manager” (prohibited transaction exemption 96-23), transactions involving insurance company general accounts (prohibited transaction exemption 95-60), transactions involving insurance company pooled separate accounts (prohibited transaction exemption 90-1), transactions involving bank collective investment funds (prohibited transaction exemption 91-38) and transactions with service providers under an exemption in Section 408(b)(17) of ERISA and Section 4975(d)(20) of the Code where the Plan receives no less nor pays no more than “adequate consideration” (within the meaning of Section 408(b)(17) of ERISA and Section 4975(f)(10) of the Code). The assets of a Plan may include assets held in the general account of an insurance company that are deemed to be “plan assets” under ERISA. The person making the decision on behalf of a Plan or a governmental plan shall be deemed, on behalf of itself and the Plan, by purchasing and holding the offered notes, or exercising any rights related thereto, to represent that (a) the Plan will receive no less and pay no more than “adequate consideration” (within the meaning of Section 408(b)(17) of ERISA and Section 4975(f)(10) of the Code) in connection with the purchase and holding of the offered notes, (b) none of the purchase, holding or disposition of the offered notes or the exercise of any rights related to the offered notes will result in a non-exempt prohibited transaction under ERISA or the Internal Revenue Code (or, with respect to a governmental plan, under any similar applicable law or regulation), and (c) neither The Goldman Sachs Group, Inc. nor any of its affiliates is a “fiduciary” (within the meaning of Section 3(21) of ERISA) with respect to the purchaser or holder in connection with such person’s acquisition, disposition or holding of the offered notes, or as a result of any exercise by The Goldman Sachs Group, Inc. or any of its affiliates of any rights in connection with the offered notes, and no advice provided by The Goldman Sachs Group, Inc. or any of its affiliates has formed a primary basis for any investment decision by or on behalf of such purchaser or holder in connection with the offered notes and the transactions contemplated with respect to the offered notes.

If you are an insurance company or the fiduciary of a pension plan or an employee benefit plan, and propose to invest in the offered notes, you should consult your legal counsel.

S-29

SUPPLEMENTAL PLAN OF DISTRIBUTION

        The Goldman Sachs Group, Inc. has agreed to sell to Goldman, Sachs & Co., and Goldman, Sachs & Co. has agreed to purchase from The Goldman Sachs Group, Inc., the face amount of the offered notes specified on the front cover of this prospectus supplement. Goldman, Sachs & Co. intends to resell the original notes and the additional notes at their respective original issue prices.

        In the future, Goldman, Sachs & Co. or other affiliates of The Goldman Sachs Group, Inc. may repurchase and resell the offered notes in market-making transactions, with resales being made at prices related to prevailing market prices at the time of resale or at negotiated prices. The Goldman Sachs Group, Inc. estimates that its share of the total offering expenses, excluding underwriting discounts and commissions, for the additional notes, will be approximately $8,000.00. For more information about the plan of distribution and possible market-making activities, see “Plan of Distribution” in the accompanying prospectus.

        We expect to deliver the offered notes against payment therefor in New York, New York on August 24, 2007, which is the tenth scheduled business day following the date of prospectus supplement no. 651 relating to the pricing of the original notes, and the third scheduled business day following the date of this amendment No. 1 to the prospectus supplement No. 651 relating to the pricing of the additional notes. Under Rule 15c6-1 of the Exchange Act, trades in the secondary market generally are required to settle in three business days, unless the parties to any such trade expressly agree otherwise. Accordingly, purchasers who wish to trade the additional notes on the date of pricing or the next succeeding business days will be required, by virtue of the fact that the original notes initially will settle in ten business days (T + 10) to specify alternative settlement arrangements to prevent a failed settlement.

S-30

No dealer, salesperson or other person is authorized to give any information or to represent anything not contained in this prospectus. You must not rely on any unauthorized information or representations. This prospectus is an offer to sell only the offered notes offered hereby, but only under circumstances and in jurisdictions where it is lawful to do so. The information contained in this prospectus is current only as of its date.

TABLE OF CONTENTS
Prospectus Supplement

Page
Summary Information	S-2
Q&A	S-3
Hypothetical Examples	S-5
Additional Risk Factors Specific to Your Notes	S-8
Specific Terms of Your Notes	S-14
Use of Proceeds and Hedging	S-20
The Index	S-21
Supplemental Discussion of Federal Income Tax Consequences	S-27
Employee Retirement Income Security Act	S-29
Supplemental Plan of Distribution	S-30

Prospectus dated December 5, 2006
Available Information	2
Prospectus Summary	4
Use of Proceeds	8
Description of Debt Securities We May Offer	9
Description of Warrants We May Offer	31
Description of Purchase Contracts We May Offer	47
Description of Units We May Offer	52
Description of Preferred Stock We May Offer	57
The Issuer Trusts	66
Description of Capital Securities and Related Instruments	66
Description of Capital Stock of The Goldman Sachs Group, Inc.	88
Legal Ownership and Book-Entry Issuance	93
Considerations Relating to Securities Issued in Bearer Form	99
Considerations Relating to Indexed Securities	03
Considerations Relating to Securities Denominated
or Payable in or Linked to a Non-U.S. Dollar Currency	106
Considerations Relating to Capital Securities	109
United States Taxation	112
Plan of Distribution	135
Employee Retirement Income Security Act	138
Validity of the Securities	139
Experts	139
Cautionary Statement Pursuant to the Private Litigation
Reform Act of 1995	140

$20,778,000*

The Goldman Sachs Group, Inc.

Enhanced Participation Notes due 2009
(Linked to the MSCI® EAFE Index)

Medium-Term Notes, Series B

Goldman, Sachs & Co.